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# Ronee Penoi · 3rd

Director of Artistic Programming, ArtsEmerson

Melrose, Massachusetts, United States · Contact info

500+ connections

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ArtsEmerson

Princeton University

## About

I am a producer, composer of musicals, and I believe that the arts can lead our transformation from an extractive to a regenerative economy. My professional interests are in producing and presenting multidisciplinary theatrical work, climate justice in the arts, supporting generative artists, and building collaborations between the arts and the private sector. I have skills in anti-racist work, conflict resolution, facilitation, and capacity building ...see more

## Activity

858 followers

**Ronee Penoi** posted this • 1mo

Come work with me! For folks in and around Boston, ArtsEmerson has a variety of roles open in Guest Experience - Guest Experience Manager (FT), House Supervisor (PT), and House Usher (PT). From recent grad ...show more



**Employment Opportunities**

emerson.edu • 1 min read

9

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## Experience

**Director of Artistic Programming**
ArtsEmerson · Full-time
Aug 2021 - Present · 1 yr
Boston, Massachusetts, United States

**Producer**
Octopus Theatricals, LLC · Full-time
Dec 2019 - Aug 2021 · 1 yr 9 mos
Washington DC

http://www.octopustheatricals.com/

**Associate Producer**
Octopus Theatricals
Apr 2016 - Dec 2019 · 3 yrs 9 mos
Washington DC

Creative producer working in the performing arts

**Octopus Theatricals**
Octopus Theatricals: Creative Producing and Consulting Services

**Touring Producer**
Theatre from the District
Dec 2013 - Apr 2017 · 3 yrs 5 mos
Washington, DC

Touring and producing the work of Washington DC solo, generative, devised, and ensemble artists. Roster currently includes Anu Yadav, banished? productions, dog & pony dc, and Transit Lour ...see more

**Project Manager, 20th Anniversary Symposium/CBI Project Support Coordinator**
Consensus Building Institute
Sep 2013 - Apr 2017 · 3 yrs 8 mos
Washington, DC

Co-Project Manager for CBI's 20th Anniversary Symposium in Boston, MA, a full day event addressing the question, 'Who Gets What on Our Shrinking Planet?' The event utilized technologies such ...see more

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## Education

**Princeton University**
Bachelor of Arts (B.A.), Major in Music, Certificates in Vocal Performance and Theatre & Dance
2003 - 2007

**Winchester Thurston School**
High School
1999 - 2003

**New York University**
Tisch School - Summer Musical Theatre Writing Program
2002 - 2002
Activities and societies: Completed 20-minute musical, an adaptation of John Guare's The Loveliest Afternoon of the Year; mentored by William Finn and others.

## Skills

**Performing Arts**
Endorsed by Sandra L. Gibson and 1 other who is highly skilled at this
Endorsed by 3 colleagues at Consensus Building Institute
23 endorsements

**Theatre**
Endorsed by Otis Ramsey-Zoe and 1 other who is highly skilled at this
Endorsed by 2 colleagues at Consensus Building Institute
16 endorsements

**Arts Administration**
Endorsed by Khaleshia Thorpe-Price who is highly skilled at this
Endorsed by 3 colleagues at Arena Stage at the Mead Center for American Theater
8 endorsements

Show all 21 skills →

## Recommendations

Received Given

**April D. Harris** · 3rd
Immigration Solutions For Thinking, Creative People
September 5, 2013, April D. was Ronee's client

## Languages

**Spanish**

## Interests

Influencers Companies Groups Schools

**Brené Brown** · 3rd
University of Houston + University of Texas at Austin | Researcher. Storyteller. Courage-builder.
3,604,710 followers

## Causes

Arts and Culture • Civil Rights and Social Action • Environment • Human Rights